January 3, 2007

Alfred C. Eckert III
Chairman
GSC Acquisition Company
500 Campus Drive, Suite 220
Florham Park, NJ 07932

RE: **GSC Acquisition Company**
Registration Statement on Form S-1
Filed November 20 2006
File No. 333-138832

Dear Mr. Eckert:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2. We note the disclosure throughout your registration statement that you would be required to convert to cash up to approximately 19.99% of the common stock sold in this offering. Please confirm, if true, that it is the company's understanding and intention in every case to structure and consummate a business combination in which 19.99% of the IPO shareholders will be able to convert and the business combination still go forward. We may have further comment.

3. We note the disclosure throughout your prospectus, as summarized by that on page one, that: "We have not, nor has anyone on our behalf, contacted any prospective target business or had any substantive discussion, formal or otherwise, with respect to such a transaction. Additionally, we have not engaged or retained any agent or other representative to identify or locate any suitable acquisition candidate, to conduct any research or take any measures, directly or indirectly, to locate or contact a target business."

   In light of the business activities carried out by the GSC Group, disclose all actions undertaken by all person and entities affiliated, related, otherwise connected, working for (directly and indirectly) or on behalf of the GSC Group in order to identify or locate any suitable acquisition candidate, to conduct any research or take any measures, directly or indirectly, to locate or contact a target business. We may have further comment.

Prospectus Cover Page

4. Please explain the basis for your disclosure that the securities will be listed on the American Stock Exchange. Please explain how the company will satisfy each criterion for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders. We may have further comment.

5. Please advise the Staff of the basis for limiting the prospectus delivery requirements to 25 days.

6. We note your disclosure that "GSC Acquisition Company is a newly organized blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination, one or more businesses or assets, which we refer to as our initial business combination." Please clarify whether such transaction may result in the acquisition of a minority interest.

Summary, page 1

7. We note the references throughout your prospectus relating to the activities and ownership interests of The GSC Group and the potential for conflicts of interest that presents when selecting and valuing an acquisition target. In light of such potential and the apparent breadth and depth of issues that such conflicts would create, and what you disclose to be the GSC Group's extensive resources in sourcing transactions, please affirmatively disclose forefront in your summary section why your board has determined not to rule out an initial business combination with any entity in which any person or entity affiliated, connected, or related to The GSC Group has a financial interest.

8. We note your disclosure that the GSC Group operates through a number of business entities. Please advise the Staff of all such entities.

9. We note your disclosure that the GSC Group has invested in 34 control or shared-control situations. Please advise the Staff of the names of all control or shared-control situations.

10. We note your disclosure that over 70 investment professionals will be available to you in connection with sourcing an acquisition. We also note from your disclosure that it does not appear that any of them will be compensated by the company in connection with their efforts. Please disclose whether the board believes such an arrangement will heighten the potential for conflicts of interest, especially in case of an acquisition of a related party.

11. Please file the "business opportunity right of first review agreement" as an exhibit with your next amendment.

The Offering, page 4

12. We note the reference to unanimous consent provisions relating to changes in the business combination procedures contained in your Amended and Restated Certificate of Incorporation. However, it appears that only the original Certificate of Incorporation has been filed and it appears to contain no such limit (or the procedures usually contained in SPAC Certificates of Incorporation). Please advise.

Initial Founder's Warrants, page 6

13. Please disclose how the consideration for the Initial Founder's Warrants will be paid.

Transfer Restrictions, page 7

14. Please disclose the statutory basis for the potential transfers disclosed in this section. Additionally, please reconcile with the disclosure currently found in Item 15.

Limited Payments to Insiders, page 9

15. Please disclose why GSCP (NJ), L.P., instead of your founding shareholder, has advanced you the $700,000 for offering-related and organizational expenses.

Stockholders Must Approve Our Initial Business Combination, page 10

16. Please disclose the manner in which your founding stockholder will effect such purchases of common stock following your proposed offering.

Conditions to consummating our initial business combination, page 10

17. Please disclose how you will require "fair" to be defined in any opinion obtained in the case of a proposed acquisition with an affiliated company.

18. Please disclose whether you will obtain a similar opinion in the case of a proposed acquisition in which GSC Group or any person or entity affiliated, related, otherwise connected with the GSC Group has a financial interest.

19. Please disclose all assumptions, factors, qualifications and limitations you will accept to be contained in such an opinion.

20. Please disclose whether shareholders will be entitled to rely upon such an opinion.

Dissolution and liquidation if no business combination, page 12

21. Please reconcile with the risk factor currently contained on page 21 discussing bankruptcy matters. Please discuss and detail the operation of both Sections 278 and 281.

Risk Factors, page 17

22. In light of the issued noted in the present comment letter and the activities carried out by the GSC Group, consider moving the last risk factor on page 20 to the first position your risk, factors section. Elaborate why you will not rule out any acquisition in which such conflicts exist.

23. In the first full risk factor on page 22, please clarify to discuss the number of blank check companies that possess a similar operational structure and a similar degree of potential conflicts that you do.

24. In the second full risk factor on page 27, please discuss how you view this to be a risk with respect to the acquisition of entities that are connected to the GSC Group or in which the GSC Group has a financial interest.

25. In the second full risk factor on page 29, please discuss why you believe this to be a risk in light of Mr. Eckert's role as Chairman and CEO of the GSC Group and the GSC Group's relation to your sole stockholder.

Capitalization, page 40

26. We note you plan to classify the warrants as equity upon issuance. In order to justify equity classification of the warrants issued in the Unit Offering, the underlying agreement must state unequivocally that (i) the warrants may expire unexercised and worthless if a prospectus relating to the common stock to be issued upon the exercise of the warrants is not current and an applicable registration statement is not effective, and (ii) a purchaser of a unit may pay the full unit purchase price solely for the shares of the unit. Please advise or revise.

Financial Statements
General

27. Please disclose in a note to the financial statements your commitment to pay fees of 7% of the gross offering proceeds without the over-allotment option to Citigroup Global Markets at the closing of the offering as disclosed on page 33.

Notes to Financial Statements
Note 3 – Proposed Public Offering, F-9

28. Please revise to disclose the significant terms and conditions of the warrants issued in the Unit Offering. Specifically, if true, disclose that (i) in no event will a warrant holder be entitled to receive a net-cash settlement, (ii) the warrants may expire unexercised and worthless if a prospectus relating to the common stock to be issued upon the exercise of the warrants is not current and an applicable registration statement is not effective, and (iii) a purchaser of a unit may pay the full unit purchase price solely for the shares of the unit.

29. Please revise this note, Note 4 and throughout your filing to disclose the material terms of the founders warrants; state whether the warrants may be exercised or settled in registered or unregistered shares; discuss the settlement methods (for example, net share settlement or net cash settlement, etc.) and the likely future effect of settlement on your financial condition and results of operations.

Other Regulatory

30. Please note the updating requirements of Rule 3-12(g) of Regulation S-X and provide a current accountant's consent with any amendment.

Underwriting, page 87

31. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

32. Please advise us whether the company or the underwriters intend to conduct a directed share program in conjunction with this offering.

Signatures

33. Please provide the signature of your Principal Financial Officer.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Deanna L. Kirkpatrick (by *facsimile*)
        212-450-4800